

Mail Stop 3720

January 29, 2009

VIA US MAIL AND FAX (785) 856-9700
Mr. Darius G. Nevin
Executive Vice President and Chief Financial Officer
Protection One, Inc.
Protection One Alarm Monitoring Inc.
1035 N. 3rd Street
Suite 101
Lawrence, Kansas 66044

> RE: **Protection One, Inc.**
> **Protection One Alarm Monitoring Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 17, 2008**
> **File Nos. 1-12181-01 and 1-12181**

Dear Mr. Nevin:

We have reviewed your supplemental response letter dated January 20, 2009 as well as your filing and have the following comments. As noted in our comment letter dated December 29, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2007

Critical Accounting Policies, page 32
Valuation of Intangible Assets, page 34

1. We note your response to prior comment 1 and your proposed disclosures. Please revise your proposed disclosures to discuss the use of the market approach guideline method for your retail reporting unit and why this method is used for this reporting unit but not your other reporting units. Also, disclose how you weighted each of the methods including the basis for that weighting. Further, tell us and disclose why you are using the "typical capital structure of marketplace participants" instead of your capital structure.

2. We note your response to prior comment 10. We note that your market transaction multiples for the Wholesale and Multifamily reporting units increased by 16% and 13%, respectively, from the prior year. Please tell us and disclose how this change impacted the market approach method. We note that that these multiples increased notwithstanding the economic downturn.

Results of Operations, page 38

3. We note your response to prior comment 2 and your proposed disclosures. Please disclose how you use Adjusted EBITDA to "evaluate and compare operating results" and how it "measures the efficiency of [y]our monitoring and related service operations as well as non-deferrable investment in creating new customer relationships."

3. Intangible Assets, page 10

4. We note your response to prior comment 8 and your proposed disclosures. Please disclose that you write off the unamortized portion of the deferred customer acquisition costs when the customer relationship terminates.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

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